BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

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SEC FILE NUMBER
8-43368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Berenson & Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

667 Madison Avenue, 24th floor
(No. and Street)

New York	NY	10065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Lewis	212 446 1735	mlewis@BerensonCo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Eisner Amper LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9-29-2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Lewis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Berenson & Company LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature]
Notary Public

JUSTINA M AMBROZ
Notary Public - State of New York
NO. 01AM6415603
Qualified in New York County
My Commission Expires Mar 22, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of financial condition as of December 31, 2021	2
Notes to statement of financial condition	3

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Berenson & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2005.

EISNERAMPER LLP
New York, New York
February 18, 2022



BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$	5,860,460
Due from affiliates		7,077,143
Operating lease right-of-use asset		2,561,881
Fixed assets, net		48,681
Other assets		20,538
	$	15,568,703

LIABILITIES

Accrued compensation	$	4,000,000
Accrued expenses and other liabilities		110,033
Operating lease right-of-use liability		2,561,881
Deferred revenue		125,000
		6,796,914

MEMBER'S EQUITY

		8,771,789
	$	15,568,703

See notes to statement of financial condition

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)
Notes to Statement of Financial Condition
December 31, 2021

NOTE A - ORGANIZATION

Berenson & Company, LLC (the "Company") is a wholly-owned subsidiary of Berenson & Company, Inc. ("INC" or "Parent"). INC is the managing member, and the only member of the Company. INC is a wholly-owned subsidiary of Berenson Holdings LLC ("Holdings").

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities. Additionally, the Company may act as an initial purchaser in private offerings conducted pursuant to Rule 144A. The Company does not carry customer accounts, but does not claim an exemption under paragraph (K) of the 17C.F.R. Section 240.15cr-3 because the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. Section 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a client, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Strategic Advisory Fees

Advisory fees include fees earned from providing strategic advisory, capital formation and restructuring services. Advisory services are provided in accordance with the terms of the contract and are normally provided over time. Fees related to this performance obligation are recognized as the client simultaneously receives and consumes the benefit of the advisory services as they are performed.

With respect to certain contracts for which advisory fees are recognized, the Company's primary performance obligation is to perform a broad range of services the client may need over the course of the engagement. For such engagements, the client obtains a benefit from the assurance that the Company is available to it, when-and-if needed or desired. Fees related to these performance obligations are recognized over time.

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)
Notes to Statement of Financial Condition
December 31, 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Investment Banking Fees

The Company provides other advisory services on mergers and acquisitions (M&A), financing and restructuring transactions. Revenue for these arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

For performance obligations that are satisfied over time, determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. The Company has determined that the methods described above provide a faithful depiction of the transfer of services to the client. For performance obligations that are satisfied at a point in time, the Company has determined that the client is able to direct the use of, and obtain substantially all of the benefits from, the output of the service at the time it is provided to the client. Additionally, the Company considers control to have transferred at that point because the Company has a present right to payment, the Company has transferred the output of the service and the client has significant risks and rewards of ownership.

To obtain a contract with a client, the Company may incur costs such as marketing costs and legal fees. The Company determines if these costs would have been incurred regardless of whether the contract with the client was obtained. If the Company determines that it is more likely than not that these costs will not be reimbursed by the client, the costs of obtaining contracts with clients are expensed as incurred.

Cash and cash equivalents include holdings in a money market mutual fund held at a financial institution. In the event of the financial institution's insolvency, recovery of such assets may be limited to account insurance or other protection.

The recorded amounts of the Company's cash, fee receivable, due from affiliates, accrued expenses and other liabilities approximate their fair values principally because of the short-term nature of these items.

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, bonus compensation and intercompany expense-sharing arrangements. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)
Notes to Statement of Financial Condition
December 31, 2021

NOTE C – INCOME TAXES

The Company is a single-member limited liability company wholly owned by the Parent and is a disregarded entity for federal, state and local income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns for the year ended December 31, 2021.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2021, the Company has no material unrecognized tax benefits.

NOTE D - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE E - NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000, or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $5,517,181, which exceeded the minimum net capital requirement of $15,669 by $5,501,512. The Company's ratio of aggregate indebtedness to net capital was 4.26 to 1.

NOTE F – FEE RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company carries fees receivable at cost less an allowance for doubtful accounts. Additionally, fees receivable have a short duration generally due within 30 to 90 days and currently there is no historical evidence of market declines that would cause the fair value of a fee receivable to be less than the amortized cost of the receivable. The Company generally does not require collateral and establishes an allowance based upon factors surrounding the credit risk of clients, including historical experience, current conditions and reasonable and supportable forecasts. The Company did not have any fees receivable as of December 31, 2021.

NOTE G - FIXED ASSETS

Fixed assets at December 31, 2021 are comprised of the following:

Artwork	$	22,225
Computers		62,440
Total		84,665
Accumulated Depreciation		(35,984)
	$	48,681

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)
Notes to Statement of Financial Condition
December 31, 2021

NOTE H – OPERATING LEASE RIGHT-OF-USE ASSET AND LIABILITY

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard established a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The Company utilizes office space leased by the Parent. Management has determined that, based on facts and circumstances, the Company has an embedded lease under the standard. Adoption of the standard resulted in the recording of a right-of-use asset and a corresponding lease liability using an incremental borrowing rate of 3.5%. The standard does not materially impact the Company's statement of operations and had no impact on the Company's statement of cash flows.

The table below summarizes the Company's scheduled future minimum lease payments under operating lease recorded on the statement of financial condition as of December 31, 2021:

Year Ending December 31,	Operating Leases
2022	480,000
2023	480,000
2024	480,000
2025	480,000
2026	480,000
2027	440,000
Total minimum lease payments	2,840,000
Less: Amounts representing interest not yet incurred	(278,119)
Present value of operating lease obligation	$ 2,561,881

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)
Notes to Statement of Financial Condition
December 31, 2021

NOTE I – PAYCHECK PROTECTION PROGRAM

On May 3, 2020, the Company entered into a Promissory Note (the "Note") with Citibank, N.A. as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program offered by the U.S. Small Business Administration (the "SBA") pursuant to the Coronavirus Aid, Relief, and Economic Security ("CARES") Act to qualified small businesses (the "PPP") in a principal amount of $446,400. Per the terms of the PPP, the PPP loan was forgiven by the SBA on May 24, 2021.

NOTE J - RELATED PARTY TRANSACTIONS

At December 31, 2021, amounts due from Holdings was $3,427,682.

The Company has an arrangement to pay the Parent for use of office space. At December 31, 2021 amounts due from Parent was $3,649,461.

During the year ended December 31, 2021, the Company paid expenses on behalf of Parent and Holdings. In addition, during the year the Company advanced to Parent and Holdings $2,777,096 and $900,000, respectively.

On February 14, 2022, the Company made a distribution to its Parent of $6.0 million. Contemporaneously, the Parent used such amount to reduce its liability to the Company by $6.0 million.

NOTE K – RISK AND UNCERTAINTIES

The extent of the impact of the coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on the financial markets and the overall economy, all of which are uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's financial performance may be materially adversely affected.